United States

Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2023

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☐ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers during the month ended on December 31, 2023.

Company: PETROLEO BRASILEIRO S.A. – PETROBRAS
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				73.885.109	1,319%	0,5664%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price	Volume (R$)
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/01/2023	1.376.700	35,7943	49.278.028,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/04/2023	1.587.100	35,1459	55.780.121,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/05/2023	1.747.500	34,8761	60.946.104,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/06/2023	2.761.500	34,0116	93.923.215,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/07/2023	2.532.700	33,6065	85.115.310,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/08/2023	2.460.600	34,0864	83.873.001,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/11/2023	1.413.000	34,4733	48.710.858,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/12/2023	1.391.800	34,0046	47.327.603,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/13/2023	1.607.100	34,3760	55.245.814,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/14/2023	2.675.800	35,3184	94.505.050,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/15/2023	1.987.100	35,3697	70.283.154,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/18/2023	1.746.700	36,0289	62.931.678,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/19/2023	1.441.000	36,0570	51.958.103,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/20/2023	1.437.700	36,5310	52.520.596,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/21/2023	1.100.700	36,3398	39.999.208,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/22/2023	1.138.400	36,6242	41.693.006,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/26/2023	1.017.500	37,1580	37.808.239,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	12/27/2023	828.900	37,2897	30.909.450,00

Ending balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	PETR4	104.136.909	1,859%	0,7983%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A–PETROBRAS

(Registrant)

By SERGIO CAETANO LEITE

Chief Financial Officer and Investor Relations Officer

Date: January 10, 2024